UNITED STATES
                                    SECURITIES AND EXCHANGE COMMISSION
                                          WASHINGTON, D.C. 20549

                                               FORM 12b-25

                                       NOTIFICATION OF LATE FILING

(Check One):  (X) Form 10-K ( ) Form 20-F ( ) Form 11-K
              ( ) Form 10-Q ( ) Form N-SAR

                                   For Period Ended: December 31, 1996

PART 1 - REGISTRANT INFORMATION

                                               AMRION, INC.
                                                84-1050625
                                             6565 Odell Place
                                         Boulder, Colorado 80301

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (x) (check box if appropriate)

[X]      (a)      The reasons described in reasonable detail in Part III of
                  this form could not be eliminated without unreasonable effort or expense;

[X]      (b)      The subject  annual  report,  semi-annual  report,  transition report on Form 10-K,  Form 20-F, 11K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the  prescribed  due date; or the subject  quarterly report of transition  report on Form 10-Q, or portion  thereof will be filed on or before the fifth  calendar  day  following the prescribed due date; and
[ ]      (c)      The accountant's statement or other exhibit required by Rule
                  12b-25(c) has been attached if applicable.

PART III - NARRATIVE

Amrion's Form 10-K could not be filed within the prescribed time period due to a delay in completion of the registrant's audited financial statements by the registrant's independent public accountants.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:
                                         JEFFREY S. WILLIAMS, CFO
                                              (303) 530-2525



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(2)      Have all other periodic reports required under Section 13 or 15(d)
         of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file
         such reports(s) been filed?                          YES

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the
         subject report or portion thereof?                            NO





                                               AMRION, INC.

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

DATE: March 26, 1997                         BY:      /s/ Jeffrey S. Williams

                                                     JEFFREY S. WILLIAMS - CFO








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